September 14, 2010

Robert Errett, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
101 F Street NE
Washington, DDc 20549

Re:	GSP-1, Inc.
Registration Statement on Form 10
Filed August 5, 2010
File No. 000-54070

GSP-2, Inc.
Registration Statement on Form 10
Filed August 5, 2010
File No. 000-54071

Dear Mr. Errett:

We represent GSP-1, Inc, and GSP-2, Inc. We are in receipt of your letter dated September 1, 2010 regarding these entities and the following sets forth the responses to same:

General

1.
In order to facilitate this review, we have not repeated comments for issues that may be applicable to both registrants.  To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Answer:	These comments have been addressed individually for each Company.

2.
Please note that your Forms 10 go effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  If our comments are not addressed within this 60-day time period, you should withdraw the Forms 10 prior to effectiveness and refile new Forms 10 including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  In addition, we will continue to review your filing until all of our comments have been addressed.

Answer:	The Company is aware that it will be subject to the reporting requirements under Section 13(a) of the Exchange Act after sixty days.

3.	Please revise your filings to comply with the requirements of Form 10. Your format follows the rescinded Form 10SB.

Answer:	The filings have been revised to comply with the requirements of Form 10.

Item 1. Description of Business, page 2

4.	Please indicate in this section that your accountant has issued a going concern opinion.

Answer:	This section has been revised to disclose that the accountant has issued a going concern opinion.

5.	You indicate that since December 31, 2009 you have been engaged in organizational efforts and obtaining initial financing. Please describe your efforts to date to obtain initial financing.

Answer:	This section has been revised to remove the disclosure regarding initial financing since the Company has not attempted to obtain initial financing at this time.

6.	Since there is no assurance that you will be able to successfully conclude a business combination, please qualify your statement in the first paragraph of (b).

Answer:	This paragraph has been qualified accordingly.

Form of Acquisition, page 3

7.
You indicate that management will seek to structure any transaction to not require stockholder approval.  Please discuss how you intend to do this and more fully indicate the reasons as well as the factors you will consider for this decision.

Answer:	This answer has been removed since the Company will get shareholder approval for any transaction since Peter Goldstein is the sole officer, director and shareholder and will approve any transaction.

8.	In the sixth paragraph, revise your reference to officers and directors to make clear that you only have one individual.

Answer:	This paragraph has been revised to clarify that the Company has only one officer and director.

Item 2.  Management’s Discussion and Analysis or Plan of Operation, page 4

9.
We note that you anticipate incurring costs related to the filing of Exchange At reports and costs associated with consummating an acquisition during the next twelve months.  Please quantify, to the extent possible, the fees associated with the filing of Exchange Act reports and consummating an acquisition to help investors better understand your financial condition.  Similarly, we note your disclosure on page 3 that you anticipate substantial costs for accountants, attorneys and others, associated with investigating specific business opportunities, and the negotiation, drafting and execution of relevant agreements.  Please quantify these costs, to the extent possible, in your disclosure under management’s plan of operations.

Answer:
We have quantified the fees associated with the filing of Exchange Act reports and consummating an acquisition to help investors better understand our financial condition.  We have also quantified the costs for accountants, attorneys and others, associated with investigating specific business opportunities under management’s plan of operations.

10.
Further, you state that you believe you will be able to meet both these anticipated expenses through the use of funds in your treasury and additional amounts to be loaned to or invested in you by your stockholders, management or investors.  We note you have no cash as of June 30, 2010.  Please clarify what you mean by “treasury,” indicate the funds you have available in your treasury, how and to what extent you will be able to use these funds and where the treasury is located.  In addition, revise your reference to your stockholders, management or investors since they all relate to the same person.  Further, please indicate whether Mr. Goldstein is committed to provide additional funds in the form of a loan or investment and if not, disclose how you plan to pay for such expenses.

Answer:
We have removed the language which states that we will be able to meet anticipated expenses through the use of funds in our treasury.  In addition, we have revised our reference to stockholders, management or investors because they all relate to the same person.  Lastly, we have indicated that Mr. Goldstein is committed to provide additional funds in the form of a loan or investment.

11.	Please revise your disclosure to clarify whether or not you have any material commitments for capital expenditures relating to the next 12 months. Refer to Item 303(a)(2) of Regulation S-K.

Answer:	This section has been revised to clarify that the Company does not have any material commitments for capital expenditures relating to the next 12 months.

12.	Please describe how your officer and director will seek out an entity to conduct a business combination with you. Please also disclose if anyone else will be assisting you in this process.

Answer:	This section has been revised to disclose who the officer will seek out a potential transaction candidate and to clarify that no other parties will be assisting with this process.

Risk Factors, page 5

13.
The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business.  For example, the captions: “[o]ur business is difficult to evaluate because we have no operating history” and “[a]uthorization of preferred stock” fail to highlight for investors the risks that you are identifying.  Each distinct risk should be concisely identified in a separate caption and discussed in the related paragraph.  Generic or vague formulations of the resulting risks, such as “would adversely affect our operations’ should be avoided.  Revise throughout.

Answer:	The risk factors have been revised to highlight for investors the risks that the Company is identifying.

14.
Please add a risk factor that discloses to investors that as a “blank check” company, any offering by you would have to comply with Rule 419 under the Securities Act of 1933 and explain the impact of its application to an offering.

Answer:
A risk factor has been added to disclose to investors that as a “blank check” company, any offering undertaken by the Company would have to comply with Rule 419 under the Securities Act of 1933 and to explain the impact of its application.

15.
Please create a risk factor discussing the likelihood that your common stock will be considered a “penny stock.”  Discuss the applicable SEC rules governing the trading of “penny stock” and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered “penny stock.”

Answer:	A risk factor has been added to discuss the applicable SEC rules governing penny stocks.

16.	Please add a risk factor to disclose, if true, that you may incur substantial debt to complete a business combination, which may adversely affect your financial condition.

Answer:	A risk factor has been added to disclose that the Company may incur substantial debt to complete a business combination.

An investment in us is highly speculative in nature and involves….page 5

17.	The first risk factor appears to contain two headings involving different topics. Please revise accordingly.

Answer:	This risk factor has been revised to two separate risk factors.

Our business is difficult to evaluate because we have no operating history, page 5

18.
We note your statement that you “have no significant assets or financial resources,” but your financial statements indicate that you have no assets as of June 30, 2010.  Please revise this statement to indicate that you have no assets.

Answer:	This risk factor has been revised to indicate that the Company has no assets.

There is competition for those private companies suitable for a merger……page 5

19.
Please revise this risk factor to acknowledge that GSP-1, Inc. and GSP-2, Inc. are affiliated companies and will compete with each other for the private companies suitable for a merger transaction.  Please also disclose, if true, that Peter Goldstein may be involved with other companies that may compete with GSP-1 and GSP-2.  In this regard, please include this information in the business section beginning on page one and address whether any business combinations or transactions may involve related parties.  If so, indicate your plans or intentions in this regard and any steps to be taken to assure that the terms will be at least as favorable to the company as would be available from a third party.

Answer:	This risk factor has been revised accordingly and disclosure has been added to the business section.

20.	Please create a risk factor discussing the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

Answer:	A risk factor has been added discussing the low barriers to entry and the ease with which new competitors may enter the market.

Management intends to devote only a limited amount…..page 6

21.	Please quantify the limited amount of time to be devoted to the affairs of the company and indicate how you intend to identify a business combination given the limited time commitment.

Answer:
This section has been revised to quantify the limited amount of time to be devoted to the affairs of the Company and how the management intends to identify a business combination with such limited time.

Our principal stockholders may engage in a transaction…..page 7

22.	Please indicate your plans or intentions with regard to this possibility. Please also revise your heading to delete the plural reference to your stockholders.

Answer:	This section has been revised to indicate the plans and delete the plural reference to stockholders.

Because we may seek to complete a business combination…..page 8

23.	Please briefly define a “reverse merger.”

Answer:	This risk factor has been revised to briefly define a “reverse merger”.

We cannot assure you that following a business combination with an operating,,,,page 8

24.
Please revise this risk factor to eliminate any implication that you will be eligible to trade on the Over-the-Counter Bulletin Board after a business combination.  Also, please indicate that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board, but there is no assurance that a market-maker will be obtained.

Answer:
This risk factor has been revised to eliminate any implication that the Company will trade on the OTCBB after a business combination. In addition disclosure has been added that the Company will need a market maker for quotation on the OTCBB and that there is no assurance that a market-maker will be obtained.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 9

25.	Please advise us of any arrangements which may at a subsequent date result in a change of control of the registrant.

Answer:	This section has been revised to disclose that there are no arrangement which may at a subsequent date result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, page 9
A. Identification of Directors and Executive Officers, page 9

26.	We note that Grandview Capital, Inc. may be a registered broker-dealer. Please revise your disclosure to affirmatively state, if true, that Grandview Capital, Inc. is a registered broker-dealer.

Answer:	The disclosure has been revised to affirmatively state that Grandview Capital, Inc is a registered broker-dealer.

27.
Please also provide the principal business of Grandview Capital Partners, Inc., Grandview Capital Advisors and Grandview Consultants.  In addition, if you retain the information regarding the specialty food distributor from 1987 to 1993 please identify the company and delete the subjective descriptor, “highly successful.”

Answer:	This section has been revised to disclose the principal business of each of the Grandview companies and to remove the disclosure about the specialty food distributor.

D. Involvement in Certain Legal Proceedings, page 10

28.
Please revise to provide disclosure that is responsive to the requirements of newly-amended Item 401(f) of Regulation S-K, including disclosure that covers the past ten years rather than the past five years and addresses all of the legal proceedings identified in Item 401(f).

Answer:	This section has been revised to be responsive to the requirements of the newly amended Item 401(f) of Regulation S-K.

Current Blank Check Company Experience, page 10

29.
We note you state that Mr. Goldstein is currently involved with other blank check companies.  Please disclose any prior involvement in the formation, registration, or operation of other blank check companies and identify the entities with which he was or is currently involved within the past five years.  See Item 401(e)(1) of Regulation S-K.  In this regard, Mr. Goldstein appears to have been associated or is associated with various other blank check entities such as Equity Ventures Group, International Mergers and Acquisition Corp., China Renewable Energy Holdings and Regensis Centers.  Please revise this section and more fully discuss in the business section beginning on page one.  Indicate the status of each company including any operations and whether any acquisitions were identified and completed.  In addition, please discuss any inherent conflicts of interest between the entities and any plans you have to address those issues.

Answer:
We have disclosed prior involvement in the formation, registration, or operation of other blank check companies and have identified the entities with which Mr. Goldstein was or is currently involved in the past 5 years.

30.
Please revise this section and your “Business Description” section that begins on page 5 to discuss how you will determine whether GSP-1, Inc., GSP-2, Inc., or some other entity that Mr. Goldstein may be involved with, will receive the opportunity to merge or acquire a target if only one target is identified.  Please discuss how you will allocate target opportunities between GSP-1, Inc. and GSP-2, Inc. and other entities that Mr. Goldstein may be involved with if multiple targets are identified.

Answer:	This section and the business description have been revised to clarify how the Company will allocate target opportunities between companies that Mr. Goldstein is involved with.

Item 6.  Executive Compensation, page 10

31.
You state that Mr. Goldstein has not received any cash remuneration for his services rendered to the company since inception.  However, we note that Mr. Goldstein received one million shares of common stock in exchange for services he provided to you.  Please revise this section to disclose this compensation or tell us why it is not appropriate for you to do so.  Please refer to Item 402(m)-(r) Regulation S-K.

Answer:	This section has been revised to disclose this compensation.

Item 7.  Certain Relationships and Related Transactions, page 10

32.	Please describe the services that Mr. Goldstein provided in exchange for 1,000,000 shares of your common stock.

Answer:	This section has been revised to describe the services provided by Mr. Goldstein for these shares.

Audited Financial Statements

Notes to Financial Statements, F-6

Note 1. Summary of Significant Accounting Policies and Organization, page F-6

33.	Please revise your note disclosure to state the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1 and 50-2.

Answer:	The note disclosure has been revised to disclose the date through which the subsequent events have been evaluated.

Note 2.  Stockholders’ Deficiency, page F-8

Note 3.  Related Party Transactions, page F-9

34.
Your note disclosures reference “founders” while the disclosure throughout the filing suggests the President and sole director is the only founder.  Please eliminate plural references to founders or revise your disclosures throughout the filing to identify the other founders.

Answer:	These notes have been revised to remove the plural references.

Part III

Item 1.  Index to Exhibits, page 13

35.	Please file Exhibit 3.1 Certification of Incorporation and Exhibit 3.2 By-Laws with your next amendment or tell us when you intend to file them.

Answer:	These exhibits have been filed with this amendment.

GSP-1, Inc., and GSP-2, Inc., acknowledge that:

▪	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Anslow & Jaclin, LLP